

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2015

Via E-mail
Andre Zeitoun
Chief Executive Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY  10012

> **Re:** **Applied Minerals, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed June 5, 2015**
> **File No. 333-191532**

Dear Mr. Zeitoun:

We have reviewed your post-effective amendment and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise us of the reasons for the post-effective amendment.  We note that you do not provide an explanatory paragraph on the facing page or in the prospectus.

2. We note that you are attempting to increase the number of shares covered by the registration statement from 19,899,733 to 20,485,019 shares of common stock issuable on conversion of the PIK-Election Convertible Notes.  Please tell us why you believe you may use a post-effective amendment to increase the number of shares.  See Rule 413(a) under the Securities Act of 1933.  As guidance, see Question 210.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

3. We note that your original registration statement was declared effective on April 18, 2014 and included your financial statements for the year ended December 31, 2013.  In Item 5

of that registration statement, you undertook to file post-effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933.  It appears that your first Section 10(a)(3) update was required by May 1, 2015.  Please advise.  We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc:    William Gleeson, Esq.